Filed by Max Capital Group Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Max Capital Group Ltd.

(Commission File No.: 000-33047)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This filing includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This filing contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this filing should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this filing.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This filing relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. This filing is not a substitute for the definitive joint proxy statement/prospectus or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

Max Capital Group Ltd.

Susan Spivak Bernstein

+1-212-898-6640

Kekst and Company

Roanne Kulakoff or Peter Hill

+1-212-521-4800

Delroy Alexander Group managing editor

Bermuda Re/insurance

©iStockphoto.com / P_Wei

8 Bermuda Re/insurance . June 2009

THE DEAL DECADE OF

Max Capital celebrates its 10th anniversary this year.

Delroy	Alexander looks at a mainstay of the Bermuda

landscape and its proposed deal with IPC Holdings.

As Max Capital turns 10 this the midst of a proposed merger combined company into the big

From its 1999 inception as a company offering structured and utilising an investment to hedge funds, Max has been re/insurance company, most and chief executive officer W. helm in October 2006.

It is now the centre of a reinsurer IPC Holdings. If will vault the new combination based re/insurers, with more debt-free concern.

“In the last two years, we our underwriting platforms,” robust platforms in Bermuda year, But now the we fast-growing have expanded re/insurer recently, with IPC Holdings at Lloyd’s. that We will have league write insurance of Bermuda or insurers. reinsurance a wide variety of classes. relatively marketplace small wherever Bermuda it seems from alternative time to time. risk “ reinsurance that included a significant transformed A far cry from into Max’s global humble under the leadership of Marston In 2000, “Marty” the then Becker, Max Re who Capital in 2007) commenced underwriting and alternative risk reinsurance was talked to write about products merger with successful, as annuities, the share-for-share structured workers’ into the compensation ranks of the and top 10 than $3.0 billion of equity in a A series of joint ventures and expand to writing both insurance have which really it also accelerated launch edits the said and consolidated Becker recently. its Bermuda “We had House, Dublin, the our current original building two

Bermuda Re/insurance . June 2009 9

More recently, under Becker's guidance in 2007, Max formed a US excess and surplus speciality lines carrier that gave it a platform in the giant North American market. Max Specialty operates across three divisions—brokerage, contract binding and marine—offering a mix of property, ocean and inland marine, casualty, excess liability and umbrella insurance products.

And in the fourth quarter of last year, the reinsurer completed the acquisition of Max at Lloyd's (formerly Imagine Group (UK) Ltd), a Lloyd's insurance operation based in London, which included operations in Denmark and Japan. Max at Lloyd's underwrites a portfolio of specialty insurance and reinsurance risks from property catastrophe, financial institutions, and personal accident to professional indemnity business through Lloyd's Syndicates 1400, 2525 and 2526.

"Along this path of expansion, we recognised that, at some point, it would also be desirable for Max to be larger in scale," according to Becker. "It wasn't a necessity, but it's clear that companies $3.0 billion and up in capital typically trade at a slightly better multiple in the investor world, and typically are viewed a little better by the rating agencies. So we had looked at a variety of ways to accomplish that, but really had not found anything that we thought was compelling until the IPC situation."

Those options also included several unsolicited approaches from other companies suggesting a range of business combinations, according to details filed recently with the US Securities and Exchange Commission. In the first quarter of 2008, Max looked at a merger with another local re/insurer, which ultimately came to nothing. Even relatively recently, in the fourth quarter of last year, another reinsurance player approached Max, offering itself as a potential takeover target.

But it is the IPC deal that made sense for both parties, say Becker and IPC chairman Ken Hammond.

"It's a merger of equals," says Hammond. "We undertook a strategic review a couple of years ago, which looked at our business model, its appropriateness, our ability to manage capital and the capital risk, and also our capital utilisation, noting that we are heavily catastrophe-exposed. In looking at that, diversification was something that became very important, especially in us wanting not to be correlated so much towards catastrophe exposure. We also wanted to better manage our capital, and a merger would allow us to reduce some of the volatility that existed in our business."

IPC's board looked at a number of ways to bring about this diversity, Hammond says. These included staying as a monoline, buying a smaller rival, and being acquired by a bigger company. But a merger of equals was the clear choice of the IPC board.

"We identified a number of potential partners and ran a series of screens," says Hammond. "We looked closely at 13, and whittled that down to eight and then three. It was a very deliberate process. When we got down to the shorter list, we looked at business plans, and in addition to that was the first level of due diligence to make sure we knew who we were negotiating with."

The deal with Max came together smoothly despite the enormous number of parallel negotiations underway. IPC's advisor, JP Morgan, made initial contact with Becker on October 14, 2008 and was also talking to seven other potential partners at the time. By February 2, 2009, other contenders had fallen by the wayside. Max and IPC had agreed to an exclusivity agreement aimed at finalising a merger between the two.

Top Bermuda re/insurers

December 31, 2008

Company	Equity ($ million)
1 Everest Re	$4,960
2 AXIS	4,461
3 PartnerRe	4,199
4 Arch Capital	3,433
5 Transatlantic	3,198
IPC + Max	**3,131**
6 RenaissanceRe	3,033
7 OdysseyRe	2,828
8 Aspen	2,779
9 Allied World	2,417
10 Endurance	2,207
11 Validus	1,939
12 IPC Holdings	**1,851**
13 Platinum Re	1,809
14 Montpelier	1,358
15 Max Capital	**1,280**
16 FlagstoneRe	986
17 Greenlight Capital	485

Inside the numbers
(As at March 31, 2009)

	IPC Holdings ($ million)	Max Capital ($ million)	Combined [2] ($ million)
Investment portfolio [1]	$2,190.0	$5,036.0	$7,226
Total assets	$2,453.1	$7,177.4	$9,630.5
Loss & LAE reserves	$354.5	$4,311.7	$4,666.2
Stockholders' equity	$1,849.5	$1,262.9	$3,112.4
Corporate debt [3]	$0.0	$91.4	$91.4
Total debt / capitalisation	0.0%	6.7%	2.9%
Investments / equity	1.18x	3.99x	2.32x

(1) Investment portfolio includes cash.
(2) Does not reflect GAAP purchase accounting adjustments. For more information, see the joint proxy statement/prospectus filed with the SEC by IPC on May 7, 2009.
(3) Max corporate debt excludes $150 million of borrowings under primary credit facility, which were repaid in April 2009.

10 Bermuda Re/insurance . June 2009

Max at 10

"It's sometimes easy to forget the rapid transformation of Max from a Bermuda reinsurance player to a global traditional insurance and reinsurance company," says Angelo Guagliano, the current chief executive officer of Max Bermuda.

"As we started out as a reinsurance company, that's how some people still see us," says Guagliano, who took over the top job at Max Bermuda in 2007, when it was relinquished by group boss W. Marston "Marty" Becker. "Since the company was formed in 1999, it has been transformed from an organisation providing structured reinsurance only into a traditional specialty reinsurance and insurance company."

Max has built a solid underwriting base, which remains its strength, says Guagliano.

"Our strength is having small teams of experienced underwriters, with the appropriate authority to make underwriting decisions. This allows us to be responsive to the market," says the Max Bermuda CEO. "A core principle is that we are an underwriting company that is willing to understand a client's needs, and tailor a programme that works for both them and us."

Guagliano joined Max in January 2003, at the start of the company's push into general insurance underwriting. He has seen the Bermuda platform increase, alongside growth in Europe through Max Europe's Dublin office, and, more recently, through the additions of Max Specialty—a US excess and surplus lines operation—and Max at Lloyd's.

"We still have virtually all the same underwriters that we hired in 2003 working for us in every insurance line that Max Bermuda offers," he adds. "I think that says something about how we operate and the type of commitment we have to doing the job properly. As the transformation has occurred, the premiums generated by our Bermuda/Dublin insurance segment have grown to about $400 million, from zero in 2003, and our track record shows we have been operating profitably."

Timeline

1999

Max Capital Group was incorporated as Maximus Capital Holdings in July 1999.

The company's initial strategy included investing in a combination of traditional fixed income securities and a portfolio of alternative investments managed by Moore Capital Management. The company completed first private placement and ended the year with a headcount of six.

2000

Established in Bermuda, underwriting commenced with operating activity focused on structured and specialty risk reinsurance of long-tailed liabilities, such as annuities, structured settlements, life insurance, disability income, workers' compensation and medical malpractice insurance. Max Re Europe was incorporated and the company name was changed from Maximus Capital Holdings to Max Re Capital.

2001

A joint venture with Bayerische Hypo- und Vereinsbank in early 2001 saw Grand Central Re formed, a Class 4 Bermuda insurance company with an initial shareholders' equity of $200 million. HypoVereinsbank brought its asset management and banking experience to the new company, while Max added its insurance management and underwriting expertise. On September 11, 2001, US terrorist attacks severely tested risk management practices and controls.

2002

In January 2002, Max helped fund DaVinci Re Holdings, and its operating subsidiary DaVinci Reinsurance, a global property catastrophe reinsurance company. The move was partly prompted by the improvement of rates for traditional business in the aftermath of the events of 9/11.

2003

Max Re launched a new business unit to provide insurance to larger public companies. An excess liability department was established in January, followed by a professional liability department in April. This additional capability proved timely. In May 2003, Max Re House, the new building on Hamilton Harbour, consolidated all activities in Bermuda.

2004

In September, Max Re added a dedicated property insurance department, providing cover to large multinational clients on a worldwide basis, focused on commercial, industrial and technical risks.

2005

Hurricanes Katrina, Rita and Wilma made 2005 an extraordinary year, costing the industry an estimated $65 billion. Max Re's multi-line underwriting portfolio was inevitably impacted, but the company still recorded a small net income for 2005.

2006

Max began to reduce the alternative investment segment of its invested asset portfolio to between 15 and 20 percent of invested assets, to reflect the change in risk profile of the transformed traditional specialty insurance and reinsurance underwriter. In December 2006, the DaVinci Re investment liquidated. Aviation insurance department established. Max USA Holdings incorporated.

2007

Max posted outstanding financial results. Max Re Capital changed its name to Max Capital Group to better reflect its new role. Max Specialty Insurance Company, a US excess and surplus insurance platform with headquarters in Richmond, Virginia, is established.

2008

Max posted good operating results in 2008, overshadowed by unprecedented investment volatility and losses on its alternative investment portfolio. Saw favourable performance from its underwriting units. Max acquired new Lloyd's platform, managing three Lloyd's syndicates with a 2008 combined stamp capacity of approximately £200 million.

2009

Max Capital turned 10. Headcount topped 330. Company agreed to merger with IPC, which is set to see W. Marston "Marty" Becker CEO of the new combination, which is expected to have more than $3.0 billion in assets.

12 Bermuda Re/insurance . June 2009

"We were both well positioned to move forward," says Hammond. "They had a complementary business plan, which means the implementation and execution risks were minimised as a result. We think that, on a combined basis, both companies will benefit greatly, and the shareholders will benefit greatly."

Becker says it wasn't only the business mix between the organisations that made sense; both teams were convinced that the people would work well together.

"A unique characteristic of this transaction is that it avoids most of the risk that has caused many insurance mergers and acquisition transactions in the past to not work out well," says Becker. "The reserve portfolio of IPC is very short-tail and, therefore, has very little potential for surprises. And the IPC leadership, because they kept the company in a single line of business, had been prudent when it came to expense management. As a result, the people integration issues are very few. In fact, we have committed that everyone who wants to have a job in the new company will have a job, because there is plenty of work for everyone to do."

February was spent finalising the negotiations and doing extensive due diligence so that "by the time we announced the transaction in early March, our two organisations had researched each other thoroughly, and we were convinced of the benefits of this newly combined company," says Becker.

Several observers also warmed to the proposed merger.

"We believe this merger of Max with IPC is positive to the rating on Max," said Standard & Poor's in April. "The transaction is a stock-for-stock merger, with the new company becoming the combination of IPC and Max. Although some overlap exists between the two companies in terms of employees, property catastrophe exposures and investments, the post-merger company will basically be the combination of two relatively intact stand-alone entities.

"The merger is not driven by expense savings, but rather by the creation of a larger and well-capitalised company, with a more diversified book of business (mainly through IPC's international presence and Max's diversified business lines) and reduced earnings/capital volatility."

The deal was made all the more surprising by the fact that neither party knew the other particularly well prior to the start of discussions in October last year.

"I did not know the IPC employees or the board of directors much at all prior to this process," says Becker, who will remain chief executive of the combined organisation if shareholders vote to approve the merger in June. "I was really not familiar with any of them, and so part of this procedure was a 'getting to know you' process. And so as we went through a series of meetings together, it became very clear that this was a good fit."

Hammond agrees: "I knew of Marty and the quality of his leadership, but I had never met him prior to this. From our perspective, much of the early stages were like an interview."

Becker echoes Hammond's view when it comes to why the deal was able to come together.

"The deal works both ways, so it was able to come together quickly. The diversification of their existing business mix via the combination with Max will give their shareholders much more consistency of results. From our shareholders' point of view, not only do we get the benefit of IPC's global knowledge from its property catastrophe business—our cat business is predominantly in the US, while they write business all over the world—the combination of the business mix and the capital that IPC generates is extremely attractive. The combination of Max and IPC will generate about $300 to $400 million of excess capital. To have that excess capital in the world of today is a tremendous strength."

But it hasn't all been smooth sailing, with the emergence of Validus Re's surprise hostile offer for IPC some four weeks after Max and IPC publicly revealed their merger.

"It was a surprise," says Hammond. "There's no question, it was a surprise. We had looked at Validus in the early stages of screening. Validus is primarily a property catastrophe, short-tail business. We determined that Validus, given its acquisition of Talbot, was not an appropriate potential partner—a complete contrast to Max."

Hammond reiterates that it's not an 'either/or' choice for IPC shareholders, who now have two proposals on the table—one firm, negotiated deal with Max, and a potential offer from Validus.

"Under the agreement, the merger goes to each set of shareholders for approval. Should they vote in favour, we would then proceed to the June closing before the hurricane season. It's simply that if the offer is rejected, that is the end of it. There is nothing to put Validus in the driver's seat, as it does not meet our diversification requirements; in addition to that, there would be a certain amount of execution risk."

On May 14, IPC and Max announced that they had cleared all regulatory hurdles in advance of a merger. The big day for the shareholder vote is June 12. If both sets of shareholders agree, the closure on the deal will occur shortly after and a new re/insurance giant, under the familiar 'Max' name, will emerge. ■

Validus ups offer

On May 21, as *Bermuda Re/insurance* was going to press, IPC Holdings' board rejected a sweetened takeover offer from Validus Holdings, and reiterated its backing for a proposed merger with Max Capital Group.

IPC once again turned down overtures from its hostile suitor. Validus had increased its rival bid for the Bermuda reinsurer to $1.69 billion, or $30.14 per share, on Monday, May 18. The latest offer included $3.00 of cash and 1.1234 Validus shares for each IPC share.

However, the IPC board said the fresh offer terms did not constitute a superior proposal and were not in the company's best interests. It again recommended that IPC shareholders reject the Validus exchange offer.

The bid's implied value of $30.14 per share represented a 16 cents per share, or less than one percent, increase over the value of the original offer of $29.98 per share, IPC said.

"This increase underscores our strong commitment to the acquisition of IPC," stated Ed Noonan, Validus' chairman and chief executive officer. "Following numerous meetings with IPC shareholders, we believe there is widespread support for our acquisition of IPC."

"[It's] not a lot of money," Morningstar analyst William Bergman told Reuters about the offer. "Validus sees this as a cost-effective way to gain scale. At the same time, the relationships between IPC and Max's corporate guys are also very valuable relative to the Validus offer."

Bermuda Re/insurance . June 2009 13